UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated February 21, 2024 titled “GeoPark Announces 2P Reserve Replacement of 110% Net Present Value (After Tax) of $1.8 Billion 2P Value per Share (Net Debt-Adjusted) of $26.0”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES 2P RESERVE REPLACEMENT OF 110%

NET PRESENT VALUE (AFTER TAX) OF $1.8 BILLION

2P VALUE PER SHARE (NET DEBT-ADJUSTED) OF $26.0

Bogota, Colombia – February 21, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announced its independent oil and gas reserves assessment, certified by DeGolyer and MacNaughton Corp. (D&M) under PRMS methodology, as of December 31, 2023.

All reserves included in this release refer to GeoPark working interest before royalties paid in kind, except when specified. All figures are expressed in US Dollars. Definitions of terms are provided in the Glossary on page 4.

The Company’s 2023 year-end reserves, related net present values and other information included in this press release exclude Chile. As previously announced in December 2023, GeoPark signed an agreement to divest its operations in Chile, and the transaction closed in January 2024.

2023 Year-End D&M Certified Oil and Gas Reserves and Highlights

During 2023, GeoPark added 14.0 mmboe of net 2P reserves, which after producing 12.7 mmboe resulted in 2P reserves of 115.1 mmboe, representing a 110% 2P Reserve Replacement Ratio (RRR). The successful 2023 drilling campaign added new 2P reserves in multiple plays, as well as appraisal and delineation drilling opportunities to be tested in 2024. The improved recovery from the horizontal well drilling campaign and waterflooding projects in the Llanos 34 Block (GeoPark operated, 45% WI) also added 2P reserves.

Colombia represented 93% of 2P reserves, while Ecuador and Brazil represented 6% and 1%, respectively. There were eight successful exploration wells in the 2023 drilling campaign, including: (i) five wells in the Llanos basin in Colombia, next to GeoPark’s core Llanos 34 Block, and (ii) three wells in the structural/stratigraphic U-sand play in the Perico Block (GeoPark non-operated, 50% WI) in Ecuador, which contributed 45% of the 2P reserves added from exploration and almost 30% of the total additional 2P reserves.

These new exploration discoveries have an associated 2P NPV10 After Tax of approximately $175 million (versus $73 million invested in the 2023 exploration drilling campaign) and added approximately 36 new 2P drilling locations to GeoPark’s drilling inventory.

The new discoveries were added in the second half of 2023 and targeted exploration prospects that include combined structural/stratigraphic traps in Colombia and Ecuador that are in the early stages of delineation, offering significant potential to grow and de-risk through converting Probable and Possible reserves into Proven (1P) reserves.

As of December 31, 2023, D&M certified consolidated 1P reserves of 68.8 mmboe with a 1P NPV10 After Tax of $1.1 billion and 2P reserves of 115.1 mmboe with a 2P NPV10 After Tax of $1.8 billion.

D&M estimated future development capital required to develop 1P reserves at $126 million, and $310 million to develop 2P reserves. These amounts are equivalent to approximately 20-30% and 55-75% of GeoPark’s 2024 expected Adjusted EBITDA1 of $420-550 million at $80-90/bbl Brent, highlighting the Company’s ability to fund its future development capital and generate free cash flow2.

Consolidated Reserves Summary

•	1P reserves of 68.8 mmboe, with a Reserve Life Index (RLI) of 5.4 years

•	2P reserves of 115.1 mmboe, with a RLI of 9.1 years

•	3P reserves of 167.0 mmboe, with a RLI of 13.1 years

•	Future development capital to develop 1P, 2P and 3P reserves of $1.8 per barrel, $2.7 per barrel and $2.8 per barrel, respectively

Net Present Value and Value Per Share

•	1P NPV10 After Tax of $1.1 billion

•	Net debt-adjusted 1P NPV10 After Tax of $14.1 per share

•	2P NPV10 After Tax of $1.8 billion

•	Net debt-adjusted 2P NPV10 After Tax of $26.0 per share

2024 Work Program: Growing Production, Delineating New Plays and Returning Value

•	To reflect the divestment of assets in Chile, the 2024 consolidated production guidance was adjusted to 35,500-39,000 boepd from the previous 37,000-40,000 boepd announced on November 8, 2023

•	This guidance represents 2-12% production growth versus full-year 2023 adjusted production of 34,843[3] boepd

•	Self-funded 2024 capital expenditures program of $150-200 million to drill 35-45 gross wells (including 5-10 gross exploration wells and 30-35 gross appraisal and development wells)

•	At $80-90 per bbl Brent, GeoPark expects to generate an Adjusted EBITDA of $420-550 million and a free cash flow of $90-160 million, unchanged by the divestment of Chile

•	Financial framework enables cash optionality to fund accretive growth opportunities while targeting to return approximately 40-50% of free cash flow after taxes to shareholders

Andrés Ocampo, Chief Executive Officer of GeoPark, said: “2023 marked an inflection point in the delivery of our reserves replacement goals. The certified reserves that we are announcing today demonstrate the successes of our 2023 drilling campaign that added eight new discoveries and the successful results of the horizontal drilling program in our core asset. We added new reserves in multiple plays in Colombia and Ecuador and we plan to build on those results again this year with further development and appraisal drilling.”

2022 Year-End to 2023 Year-End Reserves Evolution

Total (mmboe)	PD	1P	2P	3P
2022 Year-End Reserves	56.0	76.1	128.4	96.3
Chile Divestment	-3.4	-4.1	-14.6	-27.0
Pro forma (excluding Chile)	52.6	72.0	113.8	169.3
2023 Production	-12.7	-12.7	-12.7	-12.7
Discoveries and Extensions	7.7	7.9	16.0	27.0
Technical Revisions	3.1	2.6	-0.2	-14.3
Economic Factors & Other	-1.0	-1.0	-1.8	-2.4
2023 Year-End Reserves	49.7	68.8	115.1	167.0
2023 Reserve Life (years)	3.9	5.4	9.1	13.1

1 The Company is unable to present a quantitative reconciliation of the 2024 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of the necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2024 free cash flow forecast.

2 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes.

3 Calculated as full-year 2023 average consolidated production of 36,563 boepd, less 1,720 boepd of full-year 2023 production in Chile.

For more information on GeoPark's reserves, please refer to the following link:

https://ir.geo-park.com/files/doc_downloads/reserves_info_docs/2024/annex-certified-reserves-evaluation-year-end-2023.pdf

OTHER NEWS

Reporting Date for 4Q2023 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2023 and Annual 2023 financial results on Wednesday, March 6, 2024, after the market close.

In conjunction with the 4Q2023 results press release, GeoPark management will host a conference call on March 7, 2024, at 10:00 am (Eastern Standard Time) to discuss the 4Q2023 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

  https://events.q4inc.com/attendee/179784519

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 404-975-4839

Global Dial-In Numbers: Click here

Passcode: 998063

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +55 21 99636 9658

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
Adjusted EBITDA	Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events
boe	Barrels of oil equivalent (6,000 cf marketable gas per bbl of oil equivalent). Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Certified Reserves	Refers to GeoPark working interest reserves before royalties paid in kind, independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton Corp. (D&M)
mboed	Thousands of barrels of oil equivalent per day
mmboe	Millions of barrels of oil equivalent
NPV10 After Tax	Net Present Value after tax discounted at 10% rate
PD	Proven Developed Reserves
PRMS	Petroleum Resources Management System
RLI	Reserve Life Index
RRR	Reserve Replacement Ratio
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein include fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including NPV10 After Tax, our reserves, the estimated future revenues, capital expenditures, Adjusted EBITDA, free cash flows, expected production guidance and shareholder returns. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission (SEC).

This press release contains a number of oil and gas metrics, including NPV after tax per share, reserve life index, net debt-adjusted NPV per share, etc., which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet SEC definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that SEC guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 after tax for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: February 21, 2024